Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

June 17, 2013	Paul Bork 617 832 1113 direct pbork@foleyhoag.com

Via EDGAR

Ms. Christina Chalk

Senior Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Alere Inc.
PREC14A filed June 7, 2013
File No. 001-16789

Dear Ms. Chalk:

This letter constitutes supplemental correspondence on behalf of Alere Inc. (the “Company”) relating to the above-referenced filing and is being submitted in connection with filing of the Company’s revised Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) on the date hereof. As a courtesy to the Staff, two copies of the Preliminary Proxy Statement are being provided under separate cover, along with two additional copies that have been marked to show the changes that have been made thereto. The Preliminary Proxy Statement is being filed in response to comments of the Staff set forth in the Staff’s letter dated June 13, 2013 and an additional comment received from the Staff by telephone on June 14, 2013.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. Other changes, not relating to that letter, have also been made in the Preliminary Proxy Statement, as indicated in the marked materials being separately provided to the Staff.

Ms. Christina Chalk

June 17, 2013

On behalf of the Company, we respond to the Staff’s comments as follows:

Staff Letter dated June 13, 2013

Preliminary Proxy Statement on Schedule 14A filed on June 7, 2013

Solicitation, page 4

1.	You disclose that proxies will be solicited by mail, by telephone, personally and electronically. Please note that all written soliciting materials, including any emails or scripts used in soliciting proxies must be filed as proxy materials on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: The Company hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts used in soliciting proxies, must be filed as proxy materials on the date of first use as provided in Rules 14a-6(b) and (c).

2.	If you plan to solicit via the Internet, please tell us whether you intend to solicit via Internet chat rooms and if so, tell us which Web sites you will utilize.

Response: The Company does not currently plan to solicit proxies via Internet chat rooms or through Company-hosted or third party-hosted websites; however, the Company reserves the right to solicit proxies via any Internet chat room or other website. In the event of any such solicitation, the Company acknowledges its obligation to file with the Commission any website postings or other written materials on the date of first use as provided in Rule 14a-6(b) and (c).

In accordance with Rule 14a-16 regarding the Internet availability of proxy materials, the Company intends to post its definitive proxy statement and other proxy materials, including additional soliciting materials filed with the Commission pursuant to
Rules 14a-6(b) and (c), on the Investor Relations page of its corporate website at www.alere.com.

Election of Directors – Background to Potential Contested Solicitation, page 9

3.	Provide additional background disclosure about any contacts you have had with Coppersmith leading up the filing of your proxy statement.

Response: In response to the Staff’s comment, the Company has revised the Preliminary Proxy Statement, under the heading “Election of Directors – Background to Contested Solicitation” to provide background disclosure about contacts between the Company and Coppersmith leading up to the filing of the Preliminary Proxy Statement.

Ms. Christina Chalk

June 17, 2013

4.	We note that you are nominating four new directors and are not re-nominating any incumbent directors whose terms will expire in 2013. Briefly explain why.

Response: In response to the Staff’s comment, the Company has revised the Preliminary Proxy Statement under the heading “Election of Directors – Here Are Your Company’s Director Nominees:” to provide additional disclosure regarding the reasons why the Company’s board of directors did not re-nominate any incumbent directors whose terms will expire in 2013 for election at the Company’s 2013 Annual Meeting of Stockholders.

Form of Proxy Card

5.	Please mark the form of proxy as preliminary and subject to completion. See Rule 14a-6(e)(1).

Response: The Company has revised the proxy card as requested.

Oral Comment Received on June 14, 2013

Response: The Staff asked the Company to confirm that it had complied with its obligation under Rule 14a-13 to commence a broker search at least 20 business days prior to June 14, 2013, the record date for the Company’s Annual Meeting of Stockholders. The Company hereby confirms that it complied with this obligation under Rule 14a-13. Specifically, on May 16, 2013, 20 business days before June 14, 2013, the Company caused its agent to send, by first-class mail, customary broker search cards to each broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, with respect to the Company’s shares of common stock. On the same date, the Company’s agent also notified Broadridge (the agent appointed by many brokers and other nominees to perform their obligations with respect to the mailing of proxy materials) electronically of the broker search. The Company will supplementally provide the Staff with an affidavit of the mailing of the broker search cards and evidence of the electronic delivery of the notification to Broadridge.

* * *

In connection with the Company’s responses contained in this letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Christina Chalk

June 17, 2013

We respectfully request that this letter be afforded a prompt review. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me at (617) 832-1113 or my partner John D. Hancock at (617) 832-1201.

Sincerely,

/s/ Paul Bork

Paul Bork

cc:	Ellen V. Chiniara, Esq.
Jay McNamara, Esq.
John D. Hancock, Esq.